Exhibit 99.1

Ballard CFO to Present at B.Riley 18th Annual Institutional Investor Conference in CA

VANCOUVER, May 9, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) has announced today that Tony Guglielmin, Chief Financial Officer, will present at the B.Riley 18th Annual Institutional Investor Conference at Loews Santa Monica Beach Hotel in Hollywood, California on Wednesday, May 24th.

Mr. Guglielmin's presentation will take place at 12:30PM Pacific Time (3:30PM Eastern Time) on May 24th. The link to a live audio and webcast of the presentation is as follows: http://www.wsw.com/webcast/brileyco18/bldp. Ballard recommends registering at least 10 minutes prior to the start of the live audio and webcast session to ensure timely access. A recording of the presentation will be made available at www.ballard.com/investors.

During his presentation, Mr. Guglielmin will discuss Ballard's strategic direction within the fast-growing fuel cell and clean energy areas. Throughout the conference Mr. Guglielmin and Guy McAree, Ballard's Director of Investor Relations, will be available for 1-on-1 meetings with interested investors.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2017/09/c1297.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:00e 09-MAY-17